SembCorp Industries

[illegible] 2007 DEC -5 P 5:33

[illegible]

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

21 November 2007

07028497

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

SEMBCORP AND SPC LAUNCH SINGAPORE'S FIRST CNG RETAIL SERVICE

Significant moment for Singapore's motoring industry and motorists, move towards greener society, says NEA chief

SINGAPORE, 21 NOVEMBER 2007 – Sembcorp Gas and Singapore Petroleum Company Limited (SPC), a member of the Keppel Group, will jointly introduce the first retail compressed natural gas (CNG) service early next year. The retail price of the CNG will be announced later.

The CNG will be supplied and retailed by Sembcorp Gas at SPC's service station in Jalan Buroh. With this, Singapore motorists would be able to fill up their CNG tanks as easily as pumping petrol or diesel at a service station, by early next year. This will be the first CNG retail station on mainland Singapore as currently the only CNG refuelling station, which is owned and operated by Sembcorp Gas, is on Jurong Island.

Chief Executive Officer of National Environment Agency, Mr Lee Yuen Hee, said, "This is a significant development, for both our motoring industry and motorists, as CNG becomes commercially available through a retail service station for the first time. If more of such CNG retailing stations are set up across the island, it would help pave the way for more Singaporeans to opt for CNG vehicles. I congratulate SPC and Sembcorp Gas for being the first movers and in doing their part for the environment."

SPC Senior Vice President of Marketing, Chris Keong, said, "Being an energy company, corporate social responsibility has always been fundamental in SPC's way of doing business. We're especially proud to be the first to offer CNG at a service station on the mainland. We continue to set the pace in the industry to expand and offer a full range of services and products across SPC's retail network to meet the changing needs of motorists."

Sembcorp Gas Director, Mr Francis J Gomez, said, "We are excited to extend the CNG retail service to mainland Singapore. As the first company to introduce CNG to the Singapore market, Sembcorp Gas has been a key advocate of its environmental and cost benefits. Over the next year, we intend to widen our CNG retail service to another three to four locations where piped natural gas is available. In time to come, we will also offer total packaged solutions to enable fleet operators to convert to CNG."

Under an agreement signed between SPC and Sembcorp Gas, CNG will be retailed directly by Sembcorp Gas. The CNG facility, which is connected to Sembcorp Gas' underground pipelines, will be owned and operated by Sembcorp Gas.

Plans are underway to widen the service across the island as CNG motoring gains acceptance. Currently there are about 350 CNG cars in Singapore, and the number is expected to grow with increasing environmental awareness.

* * *

About SPC
SPC is a regional oil and gas company with interests in oil and gas exploration and production, refining, terminalling and distribution, marketing and trading of crude and refined petroleum products. It is an associated company of Keppel Oil & Gas Services Pte Ltd, a wholly-owned subsidiary of Keppel Corporation Limited.

This press release is also available at www.spc.com.sg and www.kepcorp.com.

About Sembcorp Gas
Sembcorp Gas is the first commercial importer and retailer of natural gas in Singapore. The company imports 325 million cubic feet of natural gas a day from West Natuna in Indonesia. It also owns and operates Singapore's first compressed natural gas refueling station, located on Jurong Island. Sembcorp Gas is majority owned by Sembcorp Utilities Pte Ltd, a wholly-owned subsidiary of Sembcorp Industries Limited.

This press release is also available at www.sembcorp.com.sg.

Contacts:

FOCK Siu Ling
PR Counsel
Sembcorp Industries Ltd
Tel: (65) 6723 3152
Email: fock.siuling@sembcorp.com.sg

LIM Beng See
Head, Investor Relations & Communications
Singapore Petroleum Company Limited
Tel: (65) 6477 1535
Mobile: (65) 9677 2368
Email: bengsee.lim@spc.com.sg

ANG Lai Lee
Senior Executive, Group Corporate Communications
Keppel Corporation Limited
Tel: (65) 6413 6427
Email: lailee.ang@kepcorp.com

END